UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

LOXO ONCOLOGY, INC.

(Name of Subject Company (Issuer))

BOWFIN ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons)

Common Stock par value $0.0001 per share

(Title of Class of Securities)

548862101

(CUSIP Number of Class of Securities)

Michael J. Harrington, Esq.

General Counsel

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

Copies to:

Raymond O. Gietz, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 94104

(212) 310-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,015,404,446.88	$971,467.02

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Loxo Oncology, Inc. (“Loxo Oncology”), at a purchase price of $235.00 per share, net to the seller in cash, without interest and less any applicable tax withholding. As of 4:00 p.m., Eastern time, on January 17, 2019 (the most recent practicable date): (i) 30,787,728 shares of Loxo Oncology common stock were issued and outstanding, (ii) no shares of Loxo Oncology common stock were held by Loxo Oncology in its treasury and (iii) 4,703,439 shares of Loxo Oncology common stock were subject to outstanding Loxo Oncology stock options.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $971,467.02	Filing Party: Bowfin Acquisition Corporation and Eli Lilly and Company
Form or Registration No.: Schedule TO-T	Date Filed: January 17, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 17, 2019 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Bowfin Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.0001 per share (the “Shares”), of Loxo Oncology, Inc., a Delaware corporation (“Loxo Oncology”), at a purchase price of $235.00 per Share (the “Offer Price”), net to the seller in cash, without interest, and subject to withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented by adding a new paragraph at the end of Section 15 – “Conditions of the Offer” of the Offer to Purchase to read as follows:

“The Antitrust Condition has been satisfied by the expiration of the HSR Act waiting period, effective January 31, 2019 at 11:59 p.m., Eastern time.”

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented by adding the following sentence at the end of the first paragraph in Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase under the subheading “Antitrust Compliance”:

“The waiting period applicable to the Offer under the HSR Act expired effective January 31, 2019 at 11:59 p.m., Eastern time.”

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is hereby amended and supplemented by adding the following sub-heading and paragraph at the end of Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“Certain Litigation

On January 23, 2019, Elaine Wang, a purported stockholder of Loxo Oncology, filed a putative securities class action complaint in the United States District Court for the District of Delaware against Loxo Oncology and the individual members of the board of directors of Loxo Oncology (the “Board”), captioned

Wang v. Loxo Oncology, Inc., et. al., Case No. 1:19-cv-00133-UNA (the “Wang Complaint”). The Wang Complaint asserts that Loxo Oncology and certain of its directors violated sections 14(e), 14(d), and 20(a) of the Exchange Act by making untrue statements of material fact and omitting certain material facts related to the Transactions in the Schedule 14D-9. The Wang Complaint seeks, among other things, an order enjoining defendants from consummating the Transactions and money damages.

On January 24, 2019, Colleen Witmer, a purported stockholder of Loxo Oncology, also filed a putative securities class action complaint in the United States District Court for the District of Delaware against Loxo Oncology, the individual members of the Board, Lilly and Purchaser, captioned Witmer v. Loxo Oncology, Inc., et. al., Case No. 1:19-cv-00135-UNA (the “Witmer Complaint”). The Witmer Complaint asserts that Loxo Oncology, certain of its directors, Lilly and Purchaser violated sections 14(e), 14(d), and 20(a) of the Exchange Act by making untrue statements of material fact and omitting certain material facts related to the Transactions in the Schedule 14D-9. The Witmer Complaint seeks, among other things, an order enjoining defendants from consummating the Transactions and money damages.

On January 28, 2019, Katie Elasmar, a purported stockholder of Loxo Oncology, also filed a putative securities class action complaint in the United States District Court for the Northern District of California against Loxo Oncology and the individual members of the Board, captioned Elasmar v. Loxo Oncology, Inc., et. al., Case No. 1:19-cv-00133-UNA (the “Elasmar Complaint”). The Elasmar Complaint asserts that Loxo Oncology and certain of its directors violated sections 14(e) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting certain material facts related to the Transactions in the Schedule 14D-9. The Elasmar Complaint seeks, among other things, an order enjoining defendants from consummating the Transactions and money damages.

On January 31, 2019, Michael Stevens, a purported stockholder of Loxo Oncology, also filed a putative securities class action complaint in the United States District Court for the District of Delaware against Loxo Oncology and the individual members of the Board, captioned Michael Stevens v. Loxo Oncology, Inc., et. al., Case No. 1:19-ct-00034 (the “Stevens Complaint”). The Stevens Complaint asserts that Loxo Oncology and certain of its directors violated sections 14(e), 14(d) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting certain material facts related to the Transactions in the Schedule 14D-9. The Stevens Complaint seeks, among other things, an order enjoining defendants from consummating the Transactions and money damages.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Joint Press Release issued by Eli Lilly and Company and Loxo Oncology, Inc. on February 1, 2019.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 1, 2019

Bowfin Acquisition Corporation

By:	/s/ Darren J. Carroll
Name: Darren J. Carroll
Title: President

Eli Lilly and Company

By:	/s/ Joshua L. Smiley
Name: Joshua L. Smiley
Title: Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 17, 2019.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement, dated January 17, 2019.*

(a)(5)(A)	Joint Press Release issued by Eli Lilly and Company and Loxo Oncology, Inc. on January 7, 2019 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Lilly on January 7, 2019).*

(a)(5)(B)	Joint Press Release issued by Eli Lilly and Company and Loxo Oncology, Inc. on February 1, 2019.**

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated January 5, 2019, by and among Eli Lilly and Company, Bowfin Acquisition Corporation and Loxo Oncology, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Loxo Oncology, Inc. on January 7, 2019).*

(d)(2)	Tender and Support Agreement by and among Eli Lilly and Company, Bowfin Acquisition Corporation and Aisling Capital III, LP, dated January 5, 2019 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Loxo Oncology, Inc. on January 7, 2019).*

(d)(3)	Non-Disclosure Agreement between Loxo Oncology, Inc. and Eli Lilly and Company dated December 22, 2018.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.